UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of July 2015

Commission File No.: 333-159793-01

TELESAT HOLDINGS INC.

(Name of Registrant)

1601 Telesat Court, Ottawa, Ontario, Canada K1B 5P4

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

Departure of Directors or Certain Members of Senior Management; Election of Directors

Effective July 17, 2015, Mr. Bezul (“Karim”) Abuani has stepped down as a director of Telesat Holdings Inc., Telesat Interco Inc. and Telesat Canada, and as member of the Board of Managers of Telesat LLC.

Telesat Holdings Inc. is pleased to announce that, effective July 17, 2015, Mr. Michael T. Boychuk has joined the Board of Directors of Telesat Holdings Inc., Telesat Interco Inc. and Telesat Canada, and the Board of Mangers of Telesat LLC. Mr. Boychuk was, from July 2009 to June 2015, President of Bimcor Inc., the pension fund investment manager for the Bell Canada group of companies. From 1999 to 2009, he was Senior Vice-President and Treasurer of BCE Inc. and Bell Canada, being responsible for all Treasury and Capital Markets activities of the BCE group of companies and, until 2005, he was also responsible for all mergers and acquisition activities. He joined BCE in 1997 as President and Chief Executive Officer of BCE Capital, the venture capital arm of BCE Inc. Mr. Boychuk began his career with KPMG (Peat Marwick) and later joined the Montreal Trust Company where he held progressively senior positions until 1993. From 1994 to 1997, he co-founded Manitex Capital Inc., a private equity merchant bank. He currently is a member of the Board of Directors of the Laurentian Bank of Canada (Audit Committee) and GDI Integrated Services (Lead Director, Chair Audit Committee). He is also a member of the Investment Advisory Committee of Nunavut Trust, the McConnell Foundation and the McGill Pension Investment Committee (Chair). Mr. Boychuk is a Governor of McGill University and Chair the University’s Audit Committee. He is also a member of the International Advisory Board of the Faculty of Management of McGill University. Mr. Boychuk is a graduate of McGill University, (BCom 1977, GDPA 1978, CPA, CA 1979, FCPA, FCA 2012). He was appointed a fellow of the institute of Chartered Accountants (Quebec) in 2012 and received the Queen Elizabeth II Diamond Jubilee medal for outstanding public and community service in 2013.

PSP Investments nominated Mr. Boychuk as one of its three nominees to the Board of Directors pursuant to the Shareholders Agreement described in “Item 7B. Related Party Transactions” of Telesat Holdings Inc.’s Annual Report on Form 20-F for the fiscal year ended 2014. Except for the Shareholder Agreement, there are no material arrangements or understanding with major shareholders or between any two or more directors or members of senior management pursuant to which he was elected as a director.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESAT HOLDINGS INC.

Date: July 21, 2015	By:	/s/ CHRISTOPHER S. DIFRANCESCO
	Name:	Christopher S. DiFrancesco
	Title:	Vice President, General Counsel and Secretary